UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

DARK DYNAMITE, INC.
(Exact name of registrant as specified in its corporate charter)

1-10559
(Commission File No.)

Nevada	65-1021346
(State of Incorporation)	(IRS Employer Identification No.)

c/o Jared Gold
63 West 100 South, 2nd Floor Studio, Salt Lake City, Utah 84101
(Address of principal executive offices)

(801) 746-3435
(Registrant's telephone number)

DARK DYNAMITE, INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14F OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

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NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

GENERAL

This Information Statement is being mailed on or about October 19, 2005 to the holders of record as of September 30, 2005, of common stock, par value $0.0001 per share (the "common stock"), of Dark Dynamite, Inc., a Nevada corporation (the "Company"). You are receiving this Information Statement in connection with the Company's election of one designee of the shareholders of Shanxi Kai Da Lv You Gu Wen You Xian Gong Si, a corporation organized under the laws of the Peoples’ Republic of China (“Kai Da”), to the Board of Directors of the Company (the "Designee").

Pursuant to and at the closing of a Plan of Exchange dated August 29, 2005 (the "Agreement"), among the Company, Kai Da, Diversified Holdings X, Inc., a Nevada corporation (“Diversified Holdings”), and Richard Surber, a citizen and resident of the State of Utah (the “Majority Shareholder”), the Majority Shareholder and Diversified Holdings transferred a total of 4,990,000 shares of Convertible Preferred Stock to the Kai Da and/or the Kai Da Shareholders for $495,000, less related expenses. Each share of Convertible Preferred Stock is convertible into twenty-five (25) shares of common stock, and each share votes together with the common stock on all matters presented for a vote on an as converted basis. As soon as practicable after the closing, which occurred on October 3, 2005, Kai Da and/or the Kai Da Shareholders intend to convert 1,600,000 of the 4,990,000 shares of Convertible Preferred Stock purchased into 40,000,000 shares of common stock. In addition, the Company intends to issue 100,000 new shares of common stock to Kai Da and/or the Kai Da Shareholders pursuant to the Agreement in exchange for all of their shares of registered capital of Kai Da, which will then become a wholly-owned subsidiary of the Company. In connection with the Agreement, Kai Da and/or the Kai Da Shareholders have agreed, pursuant to a trust arrangement established under Chinese law, to transfer all of the 40,100,000 shares of common stock to be issued to them as a result of the closing, on a pro rata basis and in a Regulation S offering, to approximately 3,000 shareholders of E Pang Gong, the Chinese company that owns the leasehold interest and certain improvements of the E Pang Gong Theme Park. The theme park and hotel, which is located on the premises, are the subject of a management contract with Kai Da under which Kai Da derives most of its revenues. According to Chinese counsel, this transaction structure utilizing the management company of the theme park was the only legally permissible way to consummate this transaction with E Pang Gong, inasmuch as the Peoples’ Republic of China has foreign ownership laws which would restrict the ability of the Company to directly have an ownership interest in the historic E Pang Gong Theme Park. The theme park is located on the ruins of the original palace of the Emperor Qin Shi Huang, who was China’s first emperor who ruled for approximately ten years around the year 220 B.C.

As a result of the transactions consummated at the closing, shares representing 93.3% of the Company’s post-issuance outstanding shares of common stock will be issued to the E Pang Gong shareholders, and all of the registered capital of Kai Da will be acquired by the Company. Upon completion of the physical exchange of the shares certificates, Kai Da will become a wholly-owned subsidiary of the Company. The “closing date” as referred to herein means October 3, 2005. An executed copy of the Agreement is attached hereto as Exhibit 10.

As of the closing date, Jared Gold was the sole director and President of the Company. On October 13, 2005, Mr. Gold resigned as President, and the Board of Directors appointed Mr. Ming Lei, who was the General Manager of the E Pang Gong Theme Park, as Chief Executive Officer and President of the Company. He was also appointed as a Director of the Company. Mr. Gold intends to resign as the sole Director of the Company upon the expiration of ten days from the date of mailing of this Information Statement on Schedule 14F-1. Accordingly, the Board of Directors has nominated Mr. Xiaojun Wang as a designee to fill the soon to be vacant position of Director of the Company, and also as the Company’s Chief Financial Officer. As a result of Mr. Gold’s resignation and Mr. Wang’s appointment, there will be a change in the majority of the Board of Directors of the Company, which requires the filing of this Information Statement on Schedule 14F-1.

Prior to the consummation of the transactions contemplated by the Agreement, the Majority Shareholder was the holder of a controlling position in the issued and outstanding voting stock of Company, beneficially owning 5,000,000 shares of Convertible Preferred Stock and 200,002 shares of common stock. However, he was not an officer or director of the Company. As part of the transactions contemplated herein, the Majority Shareholder transferred to Kai Da and/or the Kai Da Shareholders, in exchange for one payment of $495,000, less related expenses, by Kai Da and/or the Kai Da Shareholders, 4,990,000 shares of Convertible Preferred Stock. The Majority Shareholder retained beneficial ownership of 10,000 shares of Convertible Preferred Stock and 202,002 shares of common stock.

THE TRANSFER OF 4,990,000 SHARES OF CONVERTIBLE PREFERRED STOCK TO KAI DA AND/OR THE KAI DA SHAREHOLDERS PURSUANT TO THE AGREEMENT WILL RESULT IN A CHANGE IN CONTROL OF THE VOTING SECURITIES OF THE COMPANY. THE CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS DISCLOSED IN THIS SCHEDULE 14F-1 FILING WILL RESULT IN A CHANGE IN CONTROL OF THE BOARD OF DIRECTORS OF THE COMPANY. AS A RESULT, KAI DA AND/OR THE KAI DA SHAREHOLDERS WILL CONTROL THE BOARD OF DIRECTORS OF THE COMPANY.

No action is required by the shareholders of the Company in connection with the election or appointment of the Designees to the Board. However, Section 14(f) of the Securities Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders of this Information Statement not less than ten days prior to the change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

VOTING SECURITIES OF THE COMPANY:

On July 15, 2005, there were 1,861,128 shares of common stock and 5,000,000 shares of its Convertible Preferred Stock issued and outstanding. The Company authorized a 1:1,000 reverse stock split effective as of March 28, 2005. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders. Each share of Convertible Preferred Stock entitles the holder to convert into twenty-five (25) shares of common stock, and each share votes together with the common stock on all matters presented for a vote on an as converted basis.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT:

The outstanding shares of common stock and shares of Convertible Preferred Stock are the only classes of equity securities of the Company currently issued and outstanding.

The following table sets forth, as of July 15, 2005, certain information with respect to the common stock beneficially owned by (i) each Director, nominee and executive officer of the Company; (i) each person who owns beneficially more than 5% of the common stock; and (iii) all Directors, nominees and executive officers as a group:

Name and Address of
Beneficial Owner	Amount and	Percentage of
	nature of	Class
	Beneficial
	Ownership (1)

Jared Gold
63 W. 100 S., 2nd Floor	70	0.004%
Salt Lake City, UT 84101	Direct

Richard Surber, President
Diversified Holdings X, Inc.	1(1)	>0.01%
59 West 100 South
Salt Lake City, UT 84101

Richard Surber, President
Hudson Consulting Group, Inc.	1(1)	>0.01%
59 West 100 South
Salt Lake City, UT 84101

Richard Surber, President
Diversified Holdings I, Inc.	200,000(1)	12.04%
59 West 100 South
Salt Lake City, UT 84101

All Executive Officers and
Directors as a Group	70	0.004%

_____________________
(1) Richard Surber is the President of Diversified Holdings X, Inc., Diversified Holdings I, Inc. and Hudson Consulting Group, Inc. and has sole power to vote and sell the shares of the Company held by the three named corporations.

The following table sets forth, as of July 15, 2005, certain information with respect to the Convertible Preferred Stock beneficially owned by (i) each Director, nominee and executive officer of the Company; (i) each person who owns beneficially more than 5% of the Convertible Preferred Stock; and (iii) all Directors, nominees and executive officers as a group:

Name and Address of
Beneficial Owner	Amount and	Percentage of
	nature of	Class
	Beneficial
	Ownership (1)

Richard Surber, President
Diversified Holdings X, Inc.	1,254,857(1)(2)	25.2%
59 West 100 South
Salt Lake City, UT 84101

Richard Surber, President
59 West 100 South	3,745,143(3)	74.9%
Salt Lake City, UT 84101

All Executive Officers and
Directors as a Group	0	0.0%

__________________
(1) Richard Surber is the President of Diversified Holdings X, Inc., Diversified Holdings I, Inc. and Hudson Consulting Group, Inc. and has sole power to vote and sell the shares of the Company held by the three named corporations.

(2) Each share of Convertible Preferred Stock has voting and conversion rights on a 1 for 25 basis, the 1,254,857 shares of Convertible Preferred Stock held by Diversified Holdings X, Inc. thus represent 31,371,435 shares of common stock for voting purposes.

(3) The 3,745,143 shares of Convertible Preferred Stock held by Richard Surber personally have voting and conversion rights on a 1 for 25 basis, this number of shares thus represent 93,628,575 shares of common stock for voting purposes.

DIRECTORS, NOMINEE AND EXECUTIVE OFFICERS

The following sets forth information concerning the current Directors, nominee and executive officers of the Company, the principal positions with the Company held by such persons and the date such persons became a Director or executive officer. The Directors serve one year terms or until their successors are elected. The Company has not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. All such applicable functions have been by the Board of Directors as a whole. During the fiscal year ended December 31, 2004, the Board of Directors held no formal meetings, inasmuch as Mr. Gold was the sole director.

Jared Gold is currently a Director of the Company. He was previously the President and a Director of the Company since March 15, 2004. Mr. Gold has had a career in fashion and fashion design. Mr. Gold attended Otis College, majoring in Fashion.

Ming Lei is currently the Chief Executive Officer and President of the Company, and a Director. He is 39 years of age, he majored in Economics and Management, and he has a bachelors degree. He started his career in the tourism industry in 1990, acting as the General Manager of Shanxi Qian Ling Travel Service Ltd., a corporation organized and existing under the laws of the Peoples’ Republic of China. In 1998, he began working at the E Pang Gong Theme Park, located in Xi’an, China, and he was responsible for operations and management of the theme park. Beginning in 2002, he served as the General Manager of Qin Epanggong Lv You Gong Si, the corporate entity which holds the lease and owns certain leasehold improvements at the theme park. Mr. Lei has a great deal of experience in theme park management and marketing. He was responsible for consistent growth in E Pang Gong’s business while the theme park was under his management.

Xiaojun Wang is currently the Director nominee of the Company, and also a nominee for the position of Chief Financial Officer. He is 39 years of age, and he graduated from Shenzhen Radio and TV University in 1991. During the period from 1987 to 1992, Mr. Wang worked as the manager of the Accounting Department of Shenzhen Huajun Industrial Co., Ltd. From 1992 to 1993, he was the accounting officer for Liquan Commerce and Trade Company. From 1993 to 1998, he was the accounting Manager for the Liquan Outtrade Company. In 1998, Mr. Xiaojun was employed by Shanxi Qin Epanggong Tourism Development Co., Ltd. as its Chief Financial Officer.

EXECUTIVE COMPENSATION:

Mr. Gold has not received any cash compensation from the Company during the last three years.

Mr. Lei has not received any cash compensation from the Company during the last year.

No Directors of the Company have received compensation for their services as Directors nor have been reimbursed for expenses incurred in attending Board meetings.

The Company may pay cash compensation to its Officers and Directors in the future, although no final determinations have been made as of the date hereof.

LEGAL PROCEEDINGS:

The Company is not aware of any legal proceedings in which any Director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such Director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT:

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of the common stock and other equity securities of the Company. Officers, Directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. The information in this section is based solely upon a review of the Forms 3, 4 and 5 received by the Company.

The Company is not aware of any person who at any time during the period prior to the quarter ended September 30, 2004 was a director, officer, or beneficial owner of more than ten percent of the common stock of the Company, and who failed to file, on a timely basis, reports required by Section 16(a) of the Securities Exchange Act of 1934 since the date the Company filed it Registration Statement of Form 10SB with the Securities Exchange Commission.

OTHER INFORMATION:

The Company files periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

By Order of the Board of Directors Dark Dynamite, Inc..

Dated: October 19, 2005	By:	/s/ Jared Gold
Jared Gold Director